UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

We wish to inform you that the Company has notified the Management Committee, DGH and Ministry of Petroleum and Natural Gas on February 21, 2022 of an Oil Discovery (named ‘Durga’) in its exploratory well WM-Basal DD Fan-1 drilled in OALP Block RJ-ONHP-2017/1 in Barmer District of Rajasthan. The approval of Management Committee has also been sought. The Block was awarded to the Company in October 2018 and is one of the 41 Blocks awarded to it in OALP-I round of bidding. The Company holds 100% participating interest in the block.

Durga-1 (earlier WM-Basal DD Fan-1) is the second well drilled in the Block RJ-ONHP-2017/1 to a depth of 2615m MDRT. This is the third hydrocarbon discovery notified by the Company under the OALP portfolio. During the drilling of the well, four hydrocarbon zones were encountered in the Dharvi Dungar (DD) formation of Late Paleocene to Early Eocene age.

Further evaluation is being carried out to assess potential commerciality of the discovery.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2022

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer